SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       February         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: February 24, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
FRIDAY, FEBRUARY 24, 2006

Unscheduled maintenance suspends production at the Muskeg River Mine

Calgary, Alberta - Shell Canada announced today that bitumen production at the Muskeg River Mine oil sands facility has been suspended while unscheduled maintenance work is undertaken on a large conveyor belt.

Early on February 24, 2006, a major tear was discovered in the conveyor belt that transports ore from the crushers in the mine to the bitumen extraction plant. Bitumen production at the mine has been shut down and will remain suspended until a full assessment can be completed and a course of action determined. Synthetic crude oil production at the Scotford Upgrader has been reduced pending the resumption of bitumen production from the mine. Further updates will be provided when more information becomes available.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton. Together, these facilities make up the Athabasca Oil Sands Project, a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media Inquiries:	Investor Inquiries:

Janet Annesley	Ken Lawrence
Manager, Oil Sands Public Affairs	Manager, Investor Relations
(403) 691-2023	(403) 691-2175

This document contains “forward-looking statements” based upon management’s assessment of the Corporation’s operations. The forward-looking statements contained in this document include references to future production and operational reliability. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Corporation’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, operating conditions, operating costs, and other factors, many of which are beyond the control of the Corporation. Although the Corporation believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.